SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary

Page
Introduction	03
I. Financial Information of the Companies	05
II. Financial Analysis of the Companies	14
III. Operating Information of the Companies	18
IV. Attachment: I. Financial Information from Subsidiaries II. Financial Analyses from Subsidiaries Companies III. Operating Infomation from Subsidiaries
The Marketletter – Annex I, II and III can be found in .xls extension at our website: www.eletrobras.com.br/ri

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Rio de Janeiro, May 15, 2018 - Eletrobras (Centrais Elétricas Brasileiras S.A.) [B3: ELET3 and ELET6 - NYSE: EBR and EBR-B - LATIBEX: XELTO and XELTB], the largest company in the Latin American electricity sector, operating in the generation, transmission, distribution and marketing segment, controlling company of 14 subsidiaries, a holding company - Eletropar -, a research center - Cepel and holding a 50% Capital Stock of Itaipu Binacional and the control of 4 Special Purpose Companies, announces its results for the period.

In the first quarter of 2018 (1Q18), Eletrobras presented a net income of R$ 56 million, lower than the net income of R$ 1,378 million recorded in the first quarter of 2017 (1Q17).

Net Operating Revenue Managerial presented growth of 6%, from R$ 6,674 million in 1Q17 to R$ 7,064 million in 1Q18. The EBITDA decreased 41%, from R$ 1,500 million in 1Q17 to R$ 880 million in 1Q18. The highlights of 1Q18 are presented below:

HIGHLIGHTS OF 1Q18

»     Obtaining a maximum score in the 2nd Cycle of the Certification of the Governance Indicator, preserving the IG-SEST Level 1 (level of excellence);

»     Achieved the certification in the Highlight Program on State Governance, granted by the Issuer Regulation Board (" DRE ") of B3 - Brasil, Bolsa, Balcão;

»     Gross Income of R$ 10,673 million;

»     Provision and expenses with Consensus Dismissal Plan (PDC) of R$ 272 million;

»     Provisions for Contingencies in the amount of R$ 512 million;

»     Reversal of Provisions for onerous contracts of R$ 301 million;

»     Provision for impairment of R$ 174 million;

»     Provision of the Water Resources Inspection Fee (Pará Rate) of R$ 150 million;

»     Net Financial Result negative of R$ 7 million;

»     Result of the negative distribution segment in the net amount of R$ 1,910 million, with highlight to the loss of the subsidiary Amazonas distribution in the amount of R$ 1,339 million;

»     EBITDA of R$ 1,244 million and positive EBITDA in the amount of R$ 880 million in 1Q18;

R$ Million

	1Q18	1Q17%
Energy Sold - Generation GWh (1)	40.6	38.4	5.8%
Energy Sold - Distribution GWh	3.8	3.9	-2.2%
Gross Revenue	10,673	10,816	-1%
Gross Revenue from Management (2)	9,145	8,372	9%
Net operating revenue	8,593	8,862	-3%
Net Operating Revenue Management (2)	7,064	6,418	10%
EBITDA	1,244	4,190	-70%
Management EBITDA (3)	880	1,500	-41%
Net profit	56	1,378	-96%
Management Net Income (4)	-429	-551	-22%
Investments	873	1,204	-27%

(1) Does not consider the energy allocated for quotas, from the plants renewed by Law 12,783 / 2013

(2) Excludes CELG D and Construction Revenue and Transmission Revenue with RBSE, referring to Transmission Lines renewed by Law 12.783 / 2013;

(3) Excludes item (2) and Consensus Dismissal Plan (PDC), expenses with independent research, research findings, contingency provisions, onerous contracts, Impairment, Provision for losses on investments, Provisions for adjustment to market value, (TFRH), Provision ANEEL CCC, Equity interests (RBSE CTEEP);

(4) Excludes item (3) and monetary restatement for compulsory and IRPF provision for RBSE.

ANALYSIS OF CONSOLIDATED RESULTS (R$ million)

DRE	1Q18	1Q17
Generation Revenue	5,029	5,015
Transmission Revenue	2,538	2,778
Distribution Revenue	2,670	2,579
Other Revenues	435	444
Gross Revenue	10,673	10,816
Deductions from Revenue	-2,080	-1,954
Net Operating Revenue	8,593	8,862
Operational Costs	-3,750	-3,417
Personnel, Material, Services and Others	-2,772	-2,480
Depreciation and Amortization	-466	-461
Operational Provisions	-1,081	-600
	523	1,904
Shareholdings	255	1,825
Income before Financial Income	778	3,729
Financial Result	-7	-1,099
Income before Tax	770	2,630
Income tax and social contribution	-714	-1,252
Net Profit	56	1,378

DRE	1Q18	1Q17
Generation Revenue Management	5,024	5,009
Transmission Revenue Management	1,150	1,051
Distribution Revenue Management	2,535	1,910
Other Recipes Management	435	402
Gross Revenue Management	9,145	8,372
Deductions from Revenue Management	-2,080	-1,699
Net Operating Revenue Management	7,064	6,674
Operational Costs Management	-3,416	-2,905
Personal, Material, Services and Others Management	-2,485	-2,374
Depreciation and Amortization Management	-466	-461
Operational Provisions Management	-538	-193
	159	740
Shareholdings Management	255	300
Income before Financial Income Management	414	1,039
Financial Result Management	-947	-866
Income before Tax Management	-533	173
Income tax and social contribution Management	103	-724
Net Profit Management	-429	-551

* Excludes CELG D results, construction revenues and expenses, RBSE Transmission Revenue, RBSE Revenue referring to Transmission Lines renewed by Law 12.783 / 2013, expenses with independent research, Impairment, onerous contracts, provisions for contingency, provision for losses on investments, provisions for adjustment to market value, provision for the Water Resources Inspection Fee (TFRH), ANEEL CCC Provision, result of CTEEP's equity investments impacted by RBSE, compulsory loans, Consensus Dismissal Plan (PDC), Provision of Pará Rate relative to Eletronorte and provision for IRPJ / CSLL related to RBSE.

I.1 Main variations of the Statement of Income

Variations of Statement of Income (1Q18 x no 1Q17)

The 1Q18 Results posted a net income of R$ 56 million compared to a net income of 1,378 milllion in 1Q17, especially due to the following factors:

Operating Income

Generation Revenues	1Q18	1Q17%		Variation
Supply of energy for distribution companies	3,435	3,314	3.7

The variation was mainly due to (i) price readjustment; (ii) In the subsidiary Eletronuclear, updating of the fixed revenue established by ANEEL for the Year 2018 and variable portion referring to the generated annual estimated for 2018; (iii) In the subsidiary Eletronorte, increase of energy in the regulated follow-up and sale through the auction A-1 product 2018/2019, 171.96 Mwmed. This growth in Supply revenue was offset by: (i) In the subsidiary Furnas, termination of Product ACR 2015-2017 and; (ii) In the subsidiary CGTTE, reduction of the revenue from reduction of CCEAR contracts.

Supply of energy for final consumers	520	685	-24.1

The reduction was mainly due to: (i) in the subsidiary Eletronorte, termination of some contracts (South equivalent to 315 Mwmed); (ii) In Chesf, adjustments in contracts extended with industrial consumers. This decrease was counterbalanced by the growth in revenue of subsidiary Furnas, due to the new auctions of the Itumbiara Plant, governed by Law 13182/158, specific to final consumers.

CCEE (short term)	449	396	13.3	The variation is mainly due to market variations (PLD, GSF, Portfolio of contracts, etc.).
Revenue from Operation and Maintenance Extended Power Plants Law 12.783/13	533	564	-5.5

The variation is mainly due to the following reasons: (i) change in the CFURH tariff, which composes the revenue from quotas of the refurbished plants, and (ii) frustration of the forecast of financial income caused by the difference between the rate of remuneration used in the forecast and the rate actually realized.

Construction Revenue	4	6	-33.5	No effect for the result, since it has expense in corresponding amount.
Transfer Itaipu (see II.3.a)	87	49	75.4

The variation was mainly due to an increase in the tariff on which the monetary adjustment calculated on the basis of the US Commercial Price indexes and Industrial goods is affected, and also due to the recognition of the interministerial ordinance that determines the revenues of Itaipu.

TOTAL GENERATION REVENUES	5,029	5,015	0.3	The variation was mainly due to the factors explained above.
(-) Construction	-4	-6	-33.5
MANAGEMENT GENERATION REVENUES	5,024	5,009	0.3	The variation was mainly due to the factors explained above.

Transmission Revenues	1Q18	1Q17%		Variation
Revenue from Operation and Maintenance (LT Renovated Law 12.783 / 2013)	821	747	10.0

The variation is mainly due to the following reasons: (i) the annual update of the RAP - Allowed Annual Revenue from concessions related to Transmission Lines extended pursuant to Law 12.783 / 2012; and (ii) investments related to line reinforcements in the transmission system. Highlight for Chesf.

LT RAP Under Exploration regime	67	64	5.5	The variation is mainly due to the following reasons: (i) annual adjustment; and (ii) the adjustment portion of the period.
Construction Revenue	194	174	11.5	No effect for the result, since it has expense in corresponding amount.
Finance - Return on Investment - RBSE	1,194	1,553	-23.1

Remuneration of the financial assets of the Basic Network of the Existing System (RBSE) for the transmission lines renewed in accordance with Law 12,783 / 2013, and the decrease in the remuneration between the periods is due to the beginning of the monthly amortization of the assets, in August of 1Q17.

Return Rate Updates	261	241	8.5	The variation was mainly due to the annual adjustment jin jun 2017..
TOTAL TRANSMISSION REVENUE	2,538	2,778	-8.6	The variation was mainly due to the factors explained above.
(-) Rate of Return related to RBSE Compensation	-1,194	-1,553	-23.1
(-) Construction	-194	-174	11.5
RECEIVE MANAGEMENT TRANSMISSION	1,150	1,051	9.4	The variation was mainly due to the factors explained above.

Distribution Revenues	1Q18	1Q17%		Variation
Supply	2,413	2,360	2.2

The variation was mainly due to: (i) Tariff Adjustment in the Eletroacre, Ceal, Ceron and Boa Vista subsidiaries; and (ii) reclassification of revenues at Amazonas Energia and Cepisa. The growth of the account was partially offset by the effect of the sale of CELG D as of February of 1Q18.

Short Term Revenue	78	109	-28.5

The variation was mainly due to: (i)

in the subsidiary Eletroacre, as from July 2017, uncontrolled MCSD of the excess energy reducing the volume of energy sold in the MCP; and (ii) in the subsidiary Amazonas Energia, effects of the operation in the Short-Term Market referring to the transfer of the charges of the plants committed with contracts for availability.

Construction Revenue	135	142	-4.5	No effect for the result, since it has expense in corresponding amount.
CVA and other Financial Components	44	-32	-240.3

The variation was mainly due to the constitution of positive CVA in the subsidiaries EletroAcre and Ceal and the reduction of the constitution of negative CVa in the subsidiary Amazonas Distribuição, as shown in the table below.

TOTAL DISTRIBUTION REVENUE	2,670	2,579	3.5	The variation was mainly due to the factors explained above.
(-) CELG D	0	-528	100
(-) Construction	-135	-142	-4.5
MANAGEMENT DISTRIBUTIONREVENUE	2,535	1,910	32.7	The variation was mainly due to the factors explained above.

CVA and Other Financial Components	1Q18	1Q17
ED Acre	23	-9
ED Alagoas	56	31
Amazonas Energy Distribution S.A.	-37	-68
ED Piauí	8	12
ED Rondônia	-4	2
ED Roraima	-1	12
Celg-D	0	-11
TOTAL CVA and Other Financial Components	44	-32

Other Revenues	1Q18	1Q17%		Variation
Other Recipes	435	444	-1.9	The variation was mainly due to the deconsolidation of CELG D as of February 1Q18 and in the subsidiary Cepisa, of the transferred revenues referring to the use of the transmission system.
CELG D	0	-42	-100.0
Other Management Income	435	402	8.3

Operating Costs and Expenses

OPERATING COSTS	1Q18	1Q17%		Variation
Energy purchased for resale	-2,492	-2,602	-4.2

The change is mainly due to the deconsolidation of CELG D. Excluding the costs of CELG D, the account would show growth mainly due to the following factors: (i) In the subsidiary Eletrosul, additional amounts of energy purchased from the Teles Pires HPP, arising from the depletion of the energy sold by the same in the ACR; (iii) in the Ceal distributors, effects of the hydrological risks of the physical guarantee quotas and renegotiation of the hydroelectric plants.

Charges on the use of electricity	-447	-485	-7.9	The variation is mainly due to the effect of the consolidation of intra-group operations.
Fuel for cars of electricity	-477	-8	6,034	The variation is explained mainly by the lower recovery of fuel expenses in the subsidiary Amazonas Energia, due to the calculation of the CCC, according to Law 12,111 / 09.
Construction	-334	-322	3.6	No effect for the result, since it has expense in corresponding amount.
TOTAL OPERATIONAL COSTS	-3,750	-3,417	9.7	The variation was mainly due to the factors explained above.
(-) CELG D	0	190	-100.0
(-) Construction	334	322	3.6
OPERATING COSTS. MANAGERS	-3,416	-2,905	17.6	The variation was mainly due to the factors explained above.

OPERATING EXPENSES	1Q18	1Q17%		Variation
Personel	-1,759	-1,602	9.8

The change was mainly due to the impact of the  Consensus Dismissal Plan (PDC), promoting cost reduction, as a cost reduction measure foreseen in PDNG 2018-2021. The account is also influenced by gas companies with PDC and PDC in the amount of R$ 272 million in 1Q18 and in 1Q17, due to the deconsolidation of CELG D in the amount of R$ 96 million,  which due to the sale does not impact the result as of february 2017.

Material	-74	-55	34.2	The variation is mainly due to the increase in material consumption as a result of the Angra 2 shutdown for nuclear fuel exchange, from February 17 to March 20, 2018.
Services	-578	-581	-0.6

The decrease was mainly due to the deconsolidation of CELG D. Excluding CELG D, the Services account grew, mainly driven by higher expenses with independent research (R$ 9 million in 1Q17 and R$ 16 million in 1T18).

Others	-362	-242	49.8

The variation is fragmented in several accounts, and the main variations are due to: (i)  In the subsidiary Amazonas Distribuição, due to the cut-off factor of regulatory losses (ii) In the subsidiary Chesf, adjustment record of the actuarial report - Post-employment benefits and loss record - Consumers and Concessionaires.

Depreciation and amortization	-466	-461	1.1	There is no relevant variation.

Operating Provisions / Reversals	-1,081	-600	80.3

The variation is mainly explained by (i) Contingencies in the amount of R$ 512 million, influenced by provisions related to the compulsory loan (R$ 197 million); (ii) impairment, of R$ 174 million (iii) Protax relative to the Pará rate of R$ 150 million. The main operating provisions are detailed below (see Note 42). These provisions were partially offset by the reversal of onerous contracts in the amount of R$ 319 million.

TOTAL OPERATING EXPENSES	-4,320	-3,541	22.0	The variation was mainly due to the factors explained above.
CELG D	0	96	-100.0
Consensus Dismissal Plan (PDC)	272	0	-
Independent Investigation Expenses	16	9	-100.0
Contingencies	512	351	45.9
Onerous Contracts	-301	-319	-5.7
Provision / (Reversal) for Losses on Investments	7	20	-63.0
Impairment	174	270	-35.5
Water Resources Inspection Fee (TFRH) - Para Fee	150	85	77.3
Operating Expenses Managerial	-3,489	-3,028	15.2	The variation was mainly due to the factors explained above.

Shareholdings

Shareholdings	1Q18	1Q17%		Variation
Shareholdings	255	1,825	-86.0	The variation was mainly due to the sale of CELG D in 1Q17.
(-) Alienation CELG D	0	-1,525	-
Shareholdings Management	255	300	-15.0	The variation was mainly due to the factors explained above.

Financial Result

RESULTADO FINANCEIRO	1Q18	1Q17%		Variation
Interest Income and Financial Income	1,418	497	185.6	The variation was mainly due to the accounting of the agreement with Eletropaulover HOLDING. in the amount of R$ 1,064 million in 1Q18.
Net Monetary Update	-33	-3	1.100	There was no relevant material variation.
Net Foreign Exchange Variation	-38	31	-222	The variation is mainly due to the variation in the exchange rate in the period on financing agreements and with suppliers.
Debt Charges	-1,107	-1,559	-29.0	The variation was mainly due to the reduction in index rates in 1Q18 (SELIC, IPCA and others).
Shareholder Remuneration Charges	-61	-119	-49	The variation was mainly due to the correction of the amounts related to the Advance for Future Capital Increase (AFAC) made by the Union in the holding company, by the Selic;
Shareholder Remuneration Charges	-187	54	-443

The variation is fragmented in several small accounts, especially the variation resulting from the result of operations with derivatives, which went from a positive result in 1Q17 of R$ 117 million to a negative result of R$ 16 million in 1Q18.

TOTAL FINANCIAL INCOME	-7	-1,099	-99.3	The variation was mainly due to the factors explained above.
CELG D	-1,064	32	-3.454.3
Monetary adjustment of compulsory loans	125	201	-37.9
MANAGEMENT FINANCIAL RESULT	-947	-866	9.3	The variation was mainly due to the factors explained above.

Income Tax and CSLL

INCOME TAX AND CSLL	1Q18	1Q17%		Variation
Imposto de Renda e Cont. Social	-714	-1,252	-43	The variation is mainly due to the collection of IRRF on the disposal of CELG D.
(-) IRRF RBSE	406	528	-23.1
(-) IRRF Disposal CELG D	411	438	-6.1
Income Tax and Managerial Social Contribution	103	-724	-114	The variation was mainly due to the factors explained above.

I.2 Sale of Energy

I.2.1  Energy Sold in 1Q18  - Generators – TWh

In terms of the evolution of the energy market, Eletrobras Companies sold 40.6 TWh of energy in 1Q18, compared to 38.4 TWh in the same period of the previous year, representing a growth of 5.8%.

(1) Power plants renewed by Law 12,783 / 13 - quotas

(2) Operating plants: ACR and ACL sales

(3) The Company acts as an agent for the sale of electricity from Itaipu. The energy sales revenues presented above are not part of Eletrobras' sales revenues mentioned in the Financial Statements

I.2.2 Energy Sold in 1Q18  - Distributors – TWh

In terms of energy market evolution, Eletrobras Distribution Companies in 1Q18 sold 3.8 TWh of energy, against 3.9 TWh traded in the same period last year, representing a reduction of 2.2%.

* Considers only the captive market and supply.

I.3 Impairments and Onerous Contracts

	Accumulated		Moviment
Impairment	03/31/2017	03/31/2018	1Q18
Generation	13,824	14,027	204
UTN Angra 3	9,900	10,104	204
UHE Samuel	309	309	0
UHE Batalha	385	385	0
Candiota Fase B	366	366	0
UTE Santa Cruz	2,593	2,593	0
Others	1,116	1,116	0
Transmission	253	253	0
CC 061-2001	100	100	0
LT Jauru Porto Velho	1,124	1,124	0
CC 018-2012 Mossoró Ceará Mirim	0	0	0
Outros	264	264	0
Distribution	13,824	14,027	204
Administration	9,900	10,104	204
Assets of Distributors held for sale			-29
Total	16,681	16,885	174

Onerous Contracts	BALANCE ON 03/31/2018	BALANCE ON 03/31/2018	Moviment
			1Q18
Transmission
LT Recife II - Suape II	41	42	0
LT Camaçari IV - Sapeaçu	115	115	0
Outros	11	7	-4
	166	163	-3
Generation
Jirau	0	2	2
Funil	63	61	-2
Coaracy Nunes	371	371	0
Marimbondo	236	229	-6
Angra 3	1,350	1,130	-220
Others	487	509	22
	2,507	2,302	-205
Distribution
Ceal	8	8	0
Cepisa	65	49	-16
Ceron	191	147	-44
Boa Vista	2	6	4
Amazonas D	813	759	-54
			0
	1,079	969	-111

Assets for sale / Acquisition of control - Net

TOTAL	3,753	3,434	-319

I.4 Consolidated EBITDA

R$ million

EBITDA	1Q18	1Q17	(%)
Result for the Year	56	1,378	-96%
+ Provision for Income Tax and Social Contribution	714	1,252	-43%
+ Financial Result	7	1,099	-99%
+ Amortization and Depreciation	466	461	1%
= EBITDA	1,244	4,190	-70%
Adjustment
(-) Celg D (EBITDA and Disposal - Equity Shares)	0	-1,554	-100%
(-) Basic Network Effects of the Existing System (RBSE)	-1,194	-1,553	-23%
(-) Consensus Dismissal Plan (PDC)	272	0	-
(-) Expenditure Independent research	16	9	79%
(-) Contingencies	512	351	46%
(-) Onerous contracts	-301	-319	-6%
(-) Provision / (Reversal) for Losses on Investments	7	20	-63%
(-) Impairment	174	270	-35%
(-) Adjustment to Market Value	0.1	-0.1	-197%
(-) Water resources inspection fee (Para Rate)	150	85	77%
= MANAGEMENT EBITDA	880	1,500	-41%

Consolidated Results and EBITDA by segment

12/31/18
DRE by Segment	Administration	Generation		Transmission		Distribution	Eliminanation	Total
		Operating System	O & M Regime	Operating System	O & M Regime
Net operating revenue	46	4,273	437	298	2,070	2,054	(585)	8,593
Operating Costs and Expenses	(667)	(2,961)	(480)	(242)	(1,090)	(3,205)	575	(8,070)
Operating Income Before Financial Result	(621)	1,312	(44)	56	979	(1,151)	(10)	523
Financial Result	1,419	(404)	(26)	(94)	(184)	(728)	10	(7)
Results of equity investments	255	-	-	-	-	-	-	255
Income tax and social contribution	(493)	(218)	(35)	10	53	(32)	-	(714)
Net Income (loss) for the period	560	690	(104)	(28)	848	(1,910)	-	56
EBITDA	(361)	1,700	(33)	59	991	(1,101)		1,244
EBITDA Margin	-785%	40%	-8%	20%	48%	-54%		14%

03/31/17
DRE by Segment	Administration	Generation		Transmission		Distribution	Eliminanation	Total
		Operating System	O & M Regime	Operating System	O & M Regime
Net operating revenue	44	4,220	313	348	2,379	1,978	(421)	8,862
Operating Costs and Expenses	(689)	(2,918)	(412)	(264)	(969)	(2,179)	473	(6,958)
Operating Income Before Financial Result	(645)	1,302	(99)	84	1,410	(201)	53	1,904
Financial Result	421	(405)	(159)	(77)	(10)	(817)	(53)	(1,099)
Results of equity investments	1,825	-	-	-	-	-	-	1,825
Income tax and social contribution	(581)	101	(203)	(28)	(542)	-	-	(1,252)
Net Income (loss) for the period	1,021	998	(460)	(21)	859	(1,018)	-	1,378
EBITDA	1,189	1,646	(87)	89	1,420	(120)		4,190
EBITDA Margin	2686%	39%	-28%	26%	60%	-6%		47%

I.5 Net debt

	R$ million
Net Debt	03/31/2018	12/31/2017
Financing payable without RGR (1)	41,580	42,982
(-) Cash and cash equivalents + Securities	7,251	8,048
(-) Financing Receivable without RGR (2)	13,898	12,848
(-) Net balance of Itaipu Financial Asset *	1,807	1,788
Net Debt	18,624	20,297
*Vide item II.2 “a.1”.

1.              Excluded from gross debt were financings, granted with resources from RGR, owed by a company outside the Eletrobras group (R$ 1,198 million) and credits related to the federalization of the Distributors, pursuant to Articles 21-A and 21-B of Law 12,783 / 2013 (R$ 1,400 million).

2.              Receivables due by company outside the Eletrobras group to the RGR account (R$ 1,198 million) and adjusted by the receivables of the Eletrobras Distributing Companies held for sale (R$ 4,214 million) were excluded.

II. Analysis of the Results of the Parent Company

In 1Q18, Eletrobras Holding reported net income of R$ 32 million, a reduction of 98% compared to the net income of R$ 1,394 million recorded in 1Q17.

This result was strongly influenced by: (i) Uncovered liabilites in subsidiaries in the amount of R$ 1,870 million, mainly impacted by the subsidiaries Amazonas Energia Distribuição (R$ 1,260 million), Cepisa (R$ 225 million), Ceron (R$ 209 million), CGTEE (R$ 175 million) and Boa Vista (R$ 84 million); (ii) Profit from Corporate Equity of R$ 1,480 million (see II.1), especially due to the generation and transmission segments; (iii) Accounting for the agreement with Eletropaulo in the amount of R$ 1,064 million in 1Q18, impacting the financial result of the company, and net effect on the result of R$ 653 million; (iv) Provision for legal contingencies, in the amount of R$ 197 million, mainly due to provisions related to compulsory loan lawsuits (See Note 43 to the Financial Statements of 1Q18); (v) Accounting for monetary restatement related to compulsory loans in the amount of R$ 125 million in 1Q18. The following chart presents a comparison of the results of Eletrobras holding between 1Q17 and 1Q18.

Evolution of Results - R$ million

Note: The analysis of the results of each subsidiary is attached.

II.1 Shareholdings of the Parent Company

In 1Q18, the result of Corporate Interest positively impacted the Company's result by R$ 1,480 million, mainly as a result of the Equity in results of investments in subsidiaries, mainly influenced by the effect of the remuneration on the net financial assets (RBSE), in accordance with Ministerial Order No. 120, of April 20, 2016, of the Ministry of Mines and Energy, which established the conditions for payment and compensation related to RBSE, as shown below:

		R$ million
	Parent company
	1Q18	1Q17
Investments in subsidiaries
Equity	1,246	1,454

Investments in associates
Interest on capital	-	161
Equity	160	161

Other investments
Interest on capital	1	10
Dividends	5	3
Income from capital - ITAIPU	64	58
	70	70

Sale of Investments	3	1,525

Total	1,480	3,211

II2.  Commercialization of Electric Power of the Parent Company

a.Itaipu Binacional

FINANCIAL RESULT OF ITAIPU
1Q18
Sale of Energy Contract Itaipu + CCEE	2,693
Revenue originating from the Right of Reimbursement (1)	255
Others	42
Total Revenue	2,989

Purchase of Energy Contract Itaipu + CCEE	-2,587
Expenses Originating from the Compensation Obligation (2)	-168
Itaipu repayment	-104
Others	-44
Total Expenses	-2,902

ROL - Transfer of Itaipu	87

ITAIPU RESULTS (Price indexes)
1Q18
Revenue originating from the Right of Reimbursement (1)	255
+ Foreign Exchange Result	19
Result from the Right of Reimbursement (RD)	273
Expenses Originating from the Compensation Obligation (2)	168
+ Foreign exchange result	12
Result from the Reimbursement Obligations (RO)	180
Balance: RD - RO	93

a.1

(see explanatory note 17.1.1 of the Financial Statements of 1Q18)

Pursuant to Law 11,480 / 2007, the adjustment factor for the financing agreements entered into with Itaipu Binacional and the loan assignment contracts entered into with the National Treasury, as from 2007, being assured to the Company the integral maintenance of its receivables flow.

As a result, Decree 6,265, dated November 22, 2007, regulating the commercialization of Itaipu Binacional's electricity was issued, defining the differential to be applied in the transfer rate, creating an asset related to the portion of the annual differential calculated, equivalent to the an annual adjustment factor taken from financing, to be included annually in the transfer rate, as of 2008, practiced by the Company, preserving the flow of resources, originally established.

As a result, the differential arising from the withdrawal of the annual adjustment factor, whose amounts are defined annually through an interministerial ordinance of the Ministries of Finance and Mining, was included in the rate of transfer of power from Itaipu Binacional, and Energy. The transfer rate in effect in 1Q18 includes an amount equivalent to US $ 244,681, which will be received by the Company through collections from the distributors, approved by regulation MME / MF 605 / 1T17.

The balance resulting from the adjustment factor of Itaipu Binacional, included in the caption "Financial Assets", presented in Non-current Assets, amounted to R$ 4,157,887 as of March 31, 2018, equivalent to US $ 1,251,251 (R$ 3,884,737 on December 31, 2017, equivalent to US $ 1,174,346), of which R$ 3,440,469, equivalent to US $ 1,035,350, will be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury, in 1999.

These amounts will be realized through their inclusion in the transfer rate to be practiced until 2023.

Therefore, considering that the Itaipu Financial Asset is a remuneration derived from the financing agreement granted by Eletrobras to Itaipu, the amount of the Financial Asset to be received by Eletrobras is being considered, as a discount, in the calculation of the Net Debt.

II.3  Operational Provisions of Parent Company

In 1Q18, Operating Provisions had a negative impact on the Parent Company's result of R$ 2,232 million, compared to R$ 1,542 million in 1Q17. This variation is mainly explained by the movement of uncovered liabilities in the subsidiaries in the amount of R$ 1,870 million in 1Q18, compared to R$ 1,173 million in the same period of 1Q17. The table below shows the movements in Operating Provisions:

R$ million
Operational Provisions	Parent company
	1Q18	1Q17
Garanties	-14	13
Contingencies	204	237
PCLD - Consumers and Resellers	-	-
PCLD - Financing and Loans	5	5
Short-term liabilities in subsidiaries	1.870	1.173
Onerous Contracts	-	-
Losses in Investments	-	22
Impairment	-	-0,5
Adjustment to Market Value	0,1	-0,1
TFRH	-	-
Others	166	94
	2,232	1,542

MUTATION PROVISION FOR DISCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2017	Payment of capital	Other Comprehensive Results	Initial Adoption IFRS 9	Equity	Classification - held for sale	Balance at 03/31/2018
Amazonas	11,937	-	-	80	1260	-	13,276
CGTEE	3,523	-	-	-	175	-	3,698
ELETRONUCLEAR	5,143	-	7	-	-161	-	4,988
ED Alagoas	1,054	-	0	-	41	-1095	-
TOTAL PROVISION FOR PASSIVE DISCOVERED	21,657	-	7	80	1,314	-1,095	21,962

II.4   Financial Results of Parent Company

In 1Q18, the Financial Result positively impacted the Parent Company's results by R$ 1,417 million compared to R$ 500 million in 1Q17. This variation is mainly explained by the impact of the agreement with Eletropaulo in the amount of R$ 1,064 million, recorded in the variation of Interest, commissions and fees, as shown below:

FINANCIAL RESULT R$ million
	1Q18	1Q17
Financial income
Interest income, commissions and fees	1,768	933
Revenue from short-term investments	127	225
Moratorium surcharge on electricity	5	4
Monetary updates	28	47
Exchange rate variations	-16	-12
Other financial income	50	-28

Financial Expenses
Debt charges	-358	-531
Lease charges	0	0
Charges on shareholders' funds	-58	-114
Other financial expenses	-129	-25
	1,417	500

Evolution of the IGP-M and Dollar (%)

The main indexes of financing and onlendings contracts had the following variations in the periods:

	1Q17	1Q18
Dólar	-2.78%	0.48%
IGPM	0.73%	1.48%

III. General information

Portfolio of Receivables and Payables

a.    Financing and Borrowing Granted

Financing and loans granted are made with the Company's own resources, as well as sector resources and external resources raised through international development agencies, financial institutions and arising from the launch of securities in the international financial market.

Loans and loans granted to the parent company, with an exchange rate adjustment clause, represent approximately 26% of the total portfolio (28% at December 31, 2017). Those that foresee an update based on indices that represent the domestic price level in Brazil amount to 74% of the portfolio balance (72% on December 31, 2017).

The market values of these assets are close to their book values, since they are sector-specific operations and are formed, in part, by funds from Sectoral Funds and that do not find similar conditions as a parameter of valuation at market value.

The long-term portions of the loans and financing granted based on the contractual cash flows mature in variable installments, as shown below:

R$ million
	2019	2020	2021	2022	2023	After 2023	Total
Parent Company	2,071	5,605	5,417	2,865	1,897	5,949	23,803
Consolidadated	2,465	2,225	2,345	569	90	1,039	8,732

* This amount includes receivables from other companies outside the Eletrobras System with RGR in the amount of R$ 1,778 million, since Eletrobras acts as manager of RGR and has a counterpart in assets.

Payable Financing and Loans

Debts are guaranteed by the Federal Government and / or Eletrobras, are subject to charges, whose average rate in March 2018 is 6.27% pa. (7.94% pa in 2017), and have the following profile:

	Parent Company				Consolidadated
	03.31.2018		12.31.2017		03.31.2018		12.31.2017
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign currency
USD	9,385	41%	9,308	39%	9,385	21%	9,308	21%
USD with Libor	1,403	6%	1,490	6%	1,757	4%	1,840	4%
EURO	241	1%	230	1%	241	1%	230	1%
IENE	35	0%	32	0%	35	0%	32	0%
Others	-	0%	-	0%	-	0%	2	0%
Subtotal	11,064	49%	11,061	47%	11,418	26%	11,412	25%

National Coin
CDI	4,953	22%	5,223	22%	11,559	26%	12,160	27%
IPCA	-	0%	-	0%	323	0%	369	0%
TJLP	-	0%	-	0%	8,101	19%	6,809	15%
SELIC	-	3%	616	3%	653	1%	1,783	4%
Others	-	0%	-	0%	4,176	10%	4,154	9%
Subtotal	4,953	22%	5,839	25%	24,811	57%	25,275	56%

Not indexed	6,610	29%	6,753	29%	7,468	17%	8,434	19%

TOTAL	22,627	100%	23,653	100%	43,698	100%	45,122	100%

* This amount includes the debt of other companies outside the Eletrobras System with RGR in the amount of R$ 1,778 million, since Eletrobras acts as manager of RGR and has a counterpart in assets.

The long-term portion of loans and financing matures as scheduled:

							R$ million
	2018	2019	2020	2021	2022	After 2022	Total
Parent Company	5,426	2,358	8,102	900	199	3,950	20,936
Consolidadated	8,175	4,730	10,159	2,316	1,390	11,740	38,511

Consolidated Gross Debt

* Includes Debentures.

* The debts of the Distribution Companies are mostly with the Holding and therefore are eliminated in the consolidation of the gross debt (with the exception of 0.2%).

Ratings

Agency	National Classification/ Perspective	Latest Report
Moody’s BCA	“B1”: / Estable	12/04/2017
Moody’s Senior Unsecured Debt	“Ba3”: / Estable	12/04/2017
Fitch - Issuer Default Ratings (Foreign Currency)	“B+”: / Estable	02/27/2018
Fitch - Issuer Default Ratings (Local Currency)	“B+”: / Estable	02/27/2018
Fitch - Senior Unsecured Debt Rating	"B+/RR4"	02/27/2018
S&P LT Local Currency	“BB” / Negative (CW)*	12/15/2017
S&P - Senior Unsecured	"BB"	12/15/2017
S&P LT Foreign Currency	“BB“ / Negative (CW)*	12/15/2017

*CreditWatch

Eletrobras Organization Chart

1)   The number of SPEs is taking into account the direct and indirect interests in SPE, and disregarding the Special Purpose Companies that participate in more than one Eletrobras Company, differently from the amounts considered in the charts of each company.

(2)     The Serra do Mel wind farms I, II and III were disregarded from the SPE count, since they are consortia.

Investimentos

NATURE OF INVESTMENTS	Budgeted 2018	Realized 1Q18	(%) 1Q18
Generation	586	65	11
Transmission	1,727	159	9
Distribution	203	62	31
Maintenance – Generation	735	44	6
Maintenance - Transmission	641	47	7
Maintenance - Distribution	56	42	74
Other (Research, Infrastructure and environment)	434	86	20
Total Corporate	4,382	505	12
Financial Investments in SPEs
Generation	1,490	342	23
Transmission	336	26	8
Total SPEs	1,826	369	20
Total	6,208	873	14

Para maiores detalhes dos investimentos, por controlada ou por projeto, vide anexo 3 a este Informe aos Investidores

Share Capital

Structural of Social Capital

Shareholders	Common		Pref. Class “A”		Pref. Class “B”		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
União Federal	554,395,652	51%	0	0%	1,544	0%	554,397,196	41%
BNDESpar	141,757,951	13%	0	0%	18,691,102	7%	160,449,053	12%
BNDES	74,545,264	7%	0	0%	18,262,671	7%	92,807,935	7%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
FGHAB	1,000,000	0%	0	0%	0	0%	1,000,000	0%
OTHERS	269,729,841	25%	146,920	100%	228,481,566	86%	498,358,327	37%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

In 1Q18, the capital of Eletrobras had the following composition:

Stock Analysis

Actions

ELET3 - Eletrobras Common Shares

In 1Q18, Eletrobras common shares (ELET3) appreciated 8.6%, closing at R$ 21.00. The highest price was R$ 24.90, registered on February 23, and the lowest R$ 17.15, recorded on January 12, considering ex-dividend values. The average daily trading volume in the period was 3.2 million shares and the average daily financial volume was R$ 68.3 million.

ELET6 - Eletrobras Preferred Shares

In the fourth quarter of 1Q18, Eletrobras preferred shares (ELET6) appreciated by 6.2%, closing at R$ 24.10. The highest price was R$ 29.23, registered on February 23, and the lowest R$ 19.56 recorded on January 10, considering ex-dividend values. The average daily trading volume in the period was 2.2 million shares and the average daily financial volume was R$ 55.6 million.

Evolution of Traded Shares in B3

Font: AE Broadcast

Index number 03/31/2017 = 100 and ex-dividend values.

ADR Programs

EBRN - Eletrobras Common Shares

In the fourth quarter of 1Q18, Eletrobras common stock ADRs appreciated 11.4% to US $ 6.35. The highest price was US $ 7.61, registered on February 23, and the lowest US $ 5.24, recorded on January 12, considering ex-dividend values. The average daily trading volume in the period was 437.5 thousand shares. The average daily financial volume was US$ 2.8 million.

EBRB - Eletrobras Preferred Shares

In the fourth quarter of 1Q18, Eletrobras preferred stock ADRs appreciated by 5.2% to US $ 7.14. The highest price was US$ 9.04, registered on February 23, and the lowest US$ 6.10, recorded on January 10, considering ex-dividend values. The average daily trading volume in the period was 41.7 thousand shares. The average daily financial volume was US$ 320 thousand.

Evolution of Traded Shares in ADR

Font: AE Broadcast

Index number 3/31/2017 = 100

Latibex - Madrid Stock Exchange

XELTO - Eletrobras Common Shares

In the fourth quarter of 1Q18, the Latibex common stock showed a 10% devaluation, closing at € 5.10. The highest price was € 6,1 registered on October 26, and the lowest € 4.30, recorded on December 27, considering ex-dividend values. The average daily trading volume in the period was 2,0 thousand shares.

XELTB - Eletrobras Preferred Shares

In the fourth quarter of 1Q18, the preferred shares of the Latibex program showed a devaluation of 30.6%, closing at € .60. The highest price was € 7.20, registered on October 26, and the lowest, € 5.10, recorded on January 11, considering ex-dividend values. The average daily trading volume in the period was 0,7 thousand shares.

Evolution of Foreign Currencies

Index number 12/30/2016 = 100.

Nº of employees

Parent Company

By time

Working time in the company (years)	1Q18
Up to 5	25
6 to 10	407
11 to 15	237
16 to 20	16
21 to 25	9
more than 25	128
Total	822

By region

State of the Federation
1Q18
Rio de Janeiro	800
Brasília	22
Total	822

Hired / Outsourced Labor

1Q18
0

Turnover (Holding)

1Q18
0

Direct Partnerships in SPEs - Parent Company

On December 29, 1818, Eletrosul concluded the process of transferring ownership interest held in 6 (six) Special Purpose Companies to its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras. PNDG 2018-2022, The transfer of assets to Eletrobras is intended to promote the settlement of debts of this company with Eletrobras and to reduce its financial leverage. These equity interests, subsequently and according to ongoing evaluations, may be sold to the market by the Company. Eletrobras, together or separately.

SPE	Power plant	Total Investment R$ million	Capacity Installed MW	Physical Warranty Average MW	Generated Energy Average MW 1Q18
Norte Energia SA*	UHE	40,051.71	11,233.10	4.571,00	9,680,101,40
Eólica Mangue Seco 2	UEE	114,56	26	9,6	13,351,01
Chuí Holding S.A.	EOL		144	59,6	91,794,99
		In operation
Chuí IX	EOL	In operation	17,9	7,4	12,570,14
Hermenegildo I	EOL	In operation	57,28	24,9	43,294,78
Hermenegildo II	EOL	In operation	57,28	25,3	38,770,65
Hermenegildo III	EOL	In operation	48,33	21	32,981,61
Santa Vitória do Palmar Holding S.A.	EOL	In operation	258	109,5	174,339,21
Rouar S.A.	EOL	U$ 101.72	65,1	N/A

         * The commercial operation already totals 5.121,9 MW of capacity in commercial operation.

Generation

Power plant	Participation (%)	Location (State)	Start of Operation	End of Operation
Norte Energia S.A	15,0	PA	Abr/16	Ago/45
Eólica Mangue Seco 2	49	RN	set/11	jun/32
Chuí Holding S.A.	49	RS	mai/15	abr/47
Chuí IX	99,99	RS	out/15	mai/49
Hermenegildo I	99,99	RS	nov/15	jun/49
Hermenegildo II	99,99	RS	dez/15	jun/49
Hermenegildo III	99,99	RS	dez/15	jun/49
Santa Vitória do Palmar Holding S.A.	49	RS	fev/15	abr/47
Rouar SA	50	Uruguay -Department of Cologne	20 years*

Transmission

Development	Object (From to)	Participation (%)	Investiment (R$ million)	Extension of lines (Km)	Voltage (kV)	Start of Operation	Termination of Concession
Electrical Interconnection Brazil / Uruguay *	LT 230 kV LT 525 kV	60% Eletrobras Holding 40% Eletrosul	60	02 km em 230 kV e 60 em 525 kV	230 525	Jun/16	-

Development	Object	Total Investment (R$ million) *	Transformation Capacity (MVA)	Localization	Start of Operation	Termination of Concession
Electrical Interconnection Brazil / Uruguay **	SE Candiota -525/230 kV	80	672 MVA +1 R 224 MVA	RS	Jun/16	-

*Eletrobras holds 60.4% and Eletrosul 39.6% of the project

Balance Sheet

R$ mil

Ativo	Parent Company		Consolidated
	03.31.2018	12.31.17	03.31.2018	12.31.17
Current
Cash and cash equivalents	6.979	161.326	598.649	792.252
Restricted cash	1.479.141	1.329.876	1.479.141	1.329.876
Marketable securities	4.153.060	5.059.957	6.313.722	6.924.358
Customers	432.427	502.236	4.326.312	4.662.368
Financial assets - Concessions and Itaipu	0	0	6.905.770	7.224.354
Loans and financing	8.324.590	8.288.875	2.149.625	2.471.960
Fuel Consumption Account - CCC	0	0	0	0
Equity Pay	1.785.569	1.726.958	299.158	245.577
Taxes to recover	89.650	623.299	575.218	1.066.207
Income tax and social contribution	995.730	1.436.175	1.453.010	1.874.475
Reimbursement rights	0	0	1.568.132	1.567.794
Warehouse	224	212	469.724	479.243
Nuclear fuel stock	0	0	465.152	465.152
Derivative financial instruments	2.634	0	209.339	209.327
Hydrological risk	0	0	87.941	104.530
Assets held for sale	1.506.162	1.482.907	8.086.416	5.825.879
Other	957.309	802.501	1.961.040	2.115.375
TOTAL CURRENT ASSETS	19.733.475	21.414.322	36.948.349	37.358.727

NON CURRENT
LONG-TERM
Reimbursement rights	0	0	5.991.403	6.509.032
Loans and financing	23.803.022	22.889.437	8.731.955	7.794.891
Customers	19.110	30.576	131.807	462.376
Marketable securities	271.210	269.141	338.466	331.862
Nuclear fuel stock	0	0	765.891	831.008
Taxes to recover	0	0	1.677.298	1.635.142
Current Income Tax and Social Contribution	471.568	471.568	471.568	471.568
Deferred income and social contribution taxes	0	0	1.123.953	1.010.810
Escrow deposits	3.097.097	3.052.505	5.936.743	5.874.708
Fuel Consumption Account - CCC	0	0	0	0
Financial assets - Concessions and Itaipu	2.817.113	2.820.172	49.334.636	50.660.769
Derivative financial instruments	0	0	210.297	216.904
Advances for future capital increase	1.697.401	1.701.275	960.502	959.838
Hydrological risk	0	0	313.268	325.132
Other	2.255.559	2.278.845	1.114.209	1.108.629
	34.432.080	33.513.519	77.101.996	78.192.669
INVESTMENTS	67.281.743	66.159.343	28.824.964	28.708.364
Fixed assets net	199.890	197.418	27.628.145	27.965.837
INTANGIBLE	0	0	690.207	749.762
TOTAL NON-CURRENT ASSETS	101.913.713	99.870.280	134.245.312	135.616.632
TOTAL ASSETS	121.647.188	121.284.602	171.193.661	172.975.359

R$ mil

Liabilities and Equity	Parent Company		Consolidated
	03.31.2018	12.31.17	03.31.2018	12.31.17
CURRENT
Loans and financing	1.690.970	2.336.333	5.187.043	5.886.141
Debentures	0	0	41.362	183.432
Compulsory loan	41.979	42.260	41.979	42.260
Suppliers	392.574	514.752	10.092.342	10.443.752
Advances from customers	581.413	575.962	649.017	654.853
Taxes payable	241.417	100.767	1.204.708	1.173.319
Income tax and social contribution	461.872	1.023.764	959.132	1.498.218
Onerous contracts	0	0	12.048	12.048
Remuneration to shareholders	9.473	9.484	49.757	18.339
Financial liabilities - Concessions and Itaipu	775.747	783.658	0	0
Estimated liabilities	120.348	107.962	1.171.355	1.204.222
Reimbursement Obligations	1.512.103	1.346.660	1.512.103	1.392.542
Post-employment benefits	24.151	28.830	213.064	193.847
Provisions for contingencies	698.562	850.704	1.173.661	1.518.387
Regulatory charges	0	0	723.864	728.180
Lease	0	0	146.982	145.324
Derivative financial instruments	1.714	2.175	1.953	2.466
Liabilities associated with assets held for sale	6.455.851	4.805.946	9.354.743	7.630.670
Others	105.516	314.847	1.271.401	1.458.952
TOTAL CURRENT LIABILITIES	13.113.690	12.844.104	33.806.514	34.186.952

NON-CURRENT
Loans and financing	20.935.904	21.316.181	38.510.568	39.235.650
Suppliers	0	0	7.543.581	7.795.345
Debentures	0	0	439.553	287.347
Advances from customers	0	0	503.969	519.391
Compulsory loan	459.375	458.874	459.375	458.874
Obligation for asset retirement	0	0	2.505.940	2.470.400
Fuel Consumption Account - CCC	0	0	0	0
Provisions for contingencies	17.099.263	16.946.508	23.016.247	23.033.963
Post-employment benefits	578.666	578.666	1.968.911	2.001.715
Provision for unsecured liabilities	21.962.169	21.656.617	0	0
Onerous contracts	0	0	1.828.308	2.067.179
indemnification obligations	0	0	1.093.442	1.062.634
Lease	0	0	906.392	932.496
Grants payable - Use of public goods	0	0	63.523	63.082
Advances for future capital increase	3.697.326	3.639.441	3.697.326	3.639.441
Derivative financial instruments	0	0	46.003	39.594
Regulatory charges	0	0	690.377	698.423
Taxes payable	0	0	256.518	326.527
Income tax and social contribution	408.077	394.958	8.676.986	8.901.931
Others	1.134.853	1.109.876	2.504.708	2.501.883
TOTAL NON-CURRENT LIABILITIES	66.275.633	66.101.121	94.711.727	96.035.875

EQUITY
Share capital	31.305.331	31.305.331	31.305.331	31.305.331
Capital reserves	13.867.170	13.867.170	13.867.170	13.867.170
Revenue reserves	1.321.854	1.321.854	1.321.854	1.321.854
Equity valuation adjustments	0	22.434	0	22.434
Profits (losses)	-24.734	0	-24.734	0
Accumulated other comprehensive income	-4.211.756	-4.177.412	-4.211.756	-4.177.412
Amounts recognized in OCI classified as held for sale	0	0	0	0
Non-controlling shareholders	0	0	417.555	413.155
TOTAL SHAREHOLDERS' EQUITY	42.257.865	42.339.377	42.675.420	42.752.532
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	121.647.188	121.284.602	171.193.661	172.975.359

Income Statement

 R$ mil

	Parent Company		Consolidated
	03.31.18	03.31.17	03.31.18	03.31.17
NET OPERATING REVENUE	932,935	872,616	8,581,790	8,862,044
Operating costs
Energy purchased for resale	-879,772	-860,870	-2,520,729	-2,602,297
Charges upon use of electric network	0	0	-453,022	-485,117
Construction	0	0	-333,660	-322,067
Fuel for electricity production	0	0	-442,205	-7,783
NET OPERATING REVENUE	53,163	11,746	4,832,174	5,444,780
Operating expenses
Personnel, Supllies and Services	-168,198	-141,617	-2,410,342	-2,237,786
Depreciation	-1,388	-1,237	-412,029	-379,431
Amortization	0	0	-54,306	-81,922
Donations and contributions	-33,888	-25,897	-49,568	-33,788
Operating Provisions /Reversals net	-2,232,417	-1,542,411	-1,081,078	-599,693
Investigation Findings	0	0	0	0
Others	-20,036	-14,742	-312,544	-207,942
	-2,455,927	-1,725,904	-4,319,867	-3,540,562
OPERATING INCOME BEFORE FINANCIAL RESULT	-2,402,764	-1,714,158	522,674	1,904,218
Financial result
Financial income
Income from interest, commissions and fees	1,767,917	933,076	1,238,374	210,473
Income from financial investments	127,110	224,762	179,545	286,048
Moratorium on electricity	5,079	4,232	114,536	103,074
Restatement Assets	181,102	260,298	212,166	308,479
Current foreign currency exchange rate variations	457,793	578,996	445,875	610,901
Payment of indemnities - Law 12,783 / 13	0	0	0	0
Regulatory asset update	0	0	20,009	4,836
Gains on derivatives	0	0	0	116,856
Other financial income	50,190	-27,931	96,712	143,941
Financial expenses
Debt charges	-357,777	-531,432	-1,106,726	-1,559,255
Lease charges	0	0	-78,173	-80,899
Charges on shareholders' funds	-57,884	-113,607	-60,648	-118,922
Noncurrent Restatement	-153,344	-212,829	-245,475	-311,254
Noncurrent foreign currency exchange rate variations	-473,794	-590,862	-483,655	-579,811
Regulatory liability update	0	0	-4,437	-15,445
Losses on derivatives	0	0	-15,585	0
Other financial expenses	-129,466	-25,203	-319,810	-217,889
	1,416,926	499,500	-7,292	-1,098,867
INCOME BEFORE EQUITY	-985,838	-1,214,658	515,382	805,351
RESULTS OF EQUITY	1,479,546	3,210,834	254,842	1,824,792
OPERATING INCOME BEFORE TAXES	493,708	1,996,176	770,224	2,630,143
Current Income tax and social contribution	-461,872	-602,551	-1,061,579	-668,735
Deferred Income Tax and Social Contribution	0	0	347,493	-583,256
NET INCOME/LOSS FOR THE PERIOD	31,836	1,393,625	56,138	1,378,152
SHARE ATTRIBUTED TO CONTROLLING	31,836	1,393,625	31,836	1,393,625
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	24,302	-15,473
NET INCOME/LOSS PER SHARE	0.02	1.03	0.02	1.03

Cash Flow Statement

R$ mil

	Parent Company		Consolidated
	03.31.2018	03.31.17	03.31.2018	03.31.17
Operating Activities
Income before income tax and social contribution	493,708	1,996,176	770,224	2,630,143
Adjustments to reconcile income to cash provided by operations:
Depreciation and amortization	1,388	1,237	466,335	461,353
Net monetary variations	-27,758	-47,469	33,309	2,775
Net foreign exchange rate variations	16,001	11,866	37,780	-31,090
Financial charges	-1,494,969	-491,861	-138,304	1,339,464
Financial asset revenue	0	0	-1,455,829	-1,793,361
Equivalence equity results	-1,479,546	-3,210,834	-254,842	-1,824,792
Provision (reversal) for capital deficiency	1,869,567	1,173,491	0	0
Provision (reversal) for doubtful accounts	5,448	4,560	326,752	98,707
Provision (reversal) for contingencies	204,462	236,622	512,397	351,242
Provision (reversal) for the impairment of assets	0	-463	174,471	270,346
Provision (reversal) for onerous contract	0	0	-301,055	-319,121
Provision (reversal) for losses on investments	0	21,768	7,296	19,743
TRFH – (Pará rate)	0	0	150,166	84,696
	0	0	0	0
Provision (reversal) for hydrological risk - GSF	0	0	0	0
RGR Charges	84,829	90,217	84,829	90,217
Adjustment to present value / market value	-2,406	-4,788	33,342	16,042
Minority interest in results	0	0	-57,194	-22,743
Charges on shareholders' funds	57,884	113,607	60,648	118,922
Financial instruments - derivatives	0	0	15,585	-116,856
Other	68,603	44,939	487,822	224,503
	-696,497	-2,057,108	183,508	-1,029,953
(Increases) / decreases in operating assets
Customers	-220	0	585,130	-391,497
Marketable securities	906,897	-989,155	606,101	-1,004,686
Reimbursement rights	0	-1,715	517,291	242,373
Warehouse	-12	10	111,661	8,377
Nuclear fuel stock	0	0	65,117	87,442
Financial assets - Itaipu and public service concessions	3,059	262,361	3,059	262,361
Assets held for sale	0	0	-3,766,699	0
Hydrological risk	0	0	28,453	34,971
Other	-151,292	-79,735	120,114	-194,460
	758,432	-808,234	-1,729,773	-955,119
Increase / (decrease) in operating liabilities
Suppliers	-38,200	-52,111	-297,447	104,604
Advances from customers	0	0	-26,709	-15,641
Lease	0	0	-24,446	-22,037
Estimated liabilities	12,386	10,411	-12,272	-30,804
indemnification obligations	0	16,652	-15,074	-686,973
Sectorial charges	0	0	-12,362	155,341
Liabilities associated with assets held for sale	0	0	1,724,073	0
Other	-151,292	-79,735	120,114	-194,460
	-177,106	-104,783	1,455,877	-689,970

Payment of financial charges	-478,867	-566,788	-874,925	-1,015,571
Payment of RGR charges	-51,965	-37,134	-51,965	-37,134
Financial charges received	0	0	2,051,340	328,814
income tax payment and social contribution	350,490	541,533	175,373	211,999

Payment of refinancing of taxes and contributions - principal	-69,715	-65,755	-610,965	-380,416
investment compensation received in corporate participations	0	0	-31,789	-33,279
Pension payment	16,191	52,582	30,711	138,088
Payment of legal provisions	-4,679	-7,072	-67,157	-82,216
Judicial deposits	-357,193	-71,403	-375,197	-106,897
	-18,128	-140,220	-51,552	299,636
Net cash from operating activities	-41,199	-1,184,252	775,806	-588,489

Financing activities

Loans and financing	0	0	462,285	1,189,999
Payment of loans and financing - Main	-913,210	-967,993	-1,558,910	-1,537,001
Payment of shareholders remuneration	0	-327	0	-327
Advanced receivalbe for future capital increase	0	0	0	0
RGR resource for transfer	0	647,706	0	647,706
Other	-151,292	-79,735	120,114	-194,460
Net cash from financing activities	-913,210	-320,614	-1,097,725	300,377
Investing activities
Lending and financing	-140,604	-886,664	0	0
loans and financing receivables	656,451	1,260,791	523,896	584,546
Acquisition of fixed assets	-3,398	0	-190,002	-217,828
Acquisition of intangible assets	0	0	-26,680	-22,928
Acquisition of concession assets	0	0	-251,416	-209,912
Acquisition / capital investment in equity	-76,200	-92,250	-360,521	-602,770
Advance concession for future capital increase	0	-10,804	-3,262	-15,237
Investment sale in shareholdings	363,813	1,065,266	363,813	1,065,266
Other	-140,604	-886,664	0	0
Net cash from investing activities	800,062	1,336,339	128,316	583,948

Net decrese in cash and cash equivalents for the year	-154,347	-168,527	-193,603	295,836

Cash and cash equivalents at beginning of year	161,326	194,106	792,252	679,668
Cash and cash equivalents at end of year	6,979	25,579	598,649	975,504
	-154,347	-168,527	-193,603	295,836

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.